                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [March], 2004

                                MIRAE CORPORATION

                 (Translation of registrant's name into English)


               #9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

                                REPUBLIC OF KOREA

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( X )                   No  Form 40-F (   )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (   )                         No  ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated March 19, 2004. Attached is English language version of the notice.

                           MIRAE CORPORATION ANNOUNCES
                        THE RESULTS FOR FISICAL YEAR 2003

Seoul, Korea, March 19, 2004 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the year ended December 31, 2003.

The Company reported total revenues of 71,595 million won for FY 2003, increased by 64.3 percent from total revenues of 43,578 million won for FY 2002. And, gross profit for FY 2003 was 13,855 million won increased by 4668.3 percent from gross profit of 291 million won for FY 2002. Mirae accounted 3,525 million won of operating loss that decreased its operating loss by 87.3 percent from 27,762 million of operating loss for FY 2002. Moreover, the Company recorded ordinary income and net income for FY 2003 amounting to 2,116 million won, up 97.2 percent or a turnaround from 73,390 million won of ordinary loss and net loss for FY 2002.

[Table 1.] Summary of Operating Results of FY 2003 vs. FY 2002
(Unit: in million Korean won, %)

--------------------------------------------------------------------------------------------------------
   Category                 FY 2003           FY 2002         % Change           Comment
--------------------------------------------------------------------------------------------------------
Revenues                     71,595            43,578          + 64.3
--------------------------------------------------------------------------------------------------------
Operating income             (3,525)          (27,762)         - 87.3           Operating loss decreased
(loss)                                                                           by 87.3%
--------------------------------------------------------------------------------------------------------
Ordinary income               2,116           (73,390)          +97.2           Turnaround
(loss)
--------------------------------------------------------------------------------------------------------
Net income                    2,116           (73,390)          +97.2           Turnaround
(loss)
--------------------------------------------------------------------------------------------------------

Finally, positive news is in abundance for the capital equipment market. 2003 ended with a strong acceleration in both billings and bookings. The acceleration brought positive revenue growth year over year for 2003 and a building order momentum, heralding a strong 2004. In stride with this upturn trend, the Company also emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company's US sales for FY2003 reached 22.2 percent, or increased by 219.5% from
6.9 percent for FY 2002.

[Table 2] Revenues Break Down by Region.

(Unit: %)
--------------------------------------------------------------------------------
  Region                     FY 2003                  FY 2002
--------------------------------------------------------------------------------
Asia                           14.74                    18.05
--------------------------------------------------------------------------------
Europe                          4.66                    22.65
--------------------------------------------------------------------------------
US                             22.24                     6.96
--------------------------------------------------------------------------------
Overseas Total                 41.64                    47.66
--------------------------------------------------------------------------------
Domestic                        47.8                     57.9
--------------------------------------------------------------------------------
Total                          100.0                    100.0
--------------------------------------------------------------------------------

Each division fully portrays its figures for FY 2003 as follows. Semiconductor Equipment Division distributed sales of 44,184 million won, or 206.1 percent increased, for FY 2003 from 14,434 million won for FY 2002. The semiconductor equipment industry was expected to have a slow growth rate in 2003 and our sales figure showed that the industry was on its way to recover. SMD Placement System Division (SMT) generated revenues of 19,200 million won for FY 2003, decreased by 18.2 percent from 23,486 million won for FY 2002. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and Other Division are 61.7 percent, 26.8 percent and 11.5 percent respectively, for FY 2003.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)
--------------------------------------------------------------------------------
  Division                  FY 2003                FY 2002              % Change
--------------------------------------------------------------------------------
SE Division                  44,184                 14,434               + 206.1
--------------------------------------------------------------------------------
SMT Division                 19,200                 23,486                 -18.2
--------------------------------------------------------------------------------
Other                         8,210                  5,658                 +45.1
--------------------------------------------------------------------------------
Total                        71,595                 43,578                 +64.3
--------------------------------------------------------------------------------




4Q of FY 2003 Highlights

October 22, 2003

o    Additional listing of 24,927,500Common Shares through capital increase

November 6, 2003

o    Additional listing of 29,621,000 Common Shares through stock dividends

November 18, 2003

o Investment of 9,500 million won, or 25.81% of Shareholding, in Cyber Bank Corporation as to participate in Capital increase of Cyber Bank. Cyber Bank became Mirae's affiliated company.
o Disposal of Mobile Game Co., Ltd.'s 280,000 common shares, or 252 million won as a part of management restructuring process.

November 25, 2003

o    Inclusion of affiliated companies, Mobile Internet Co., Ltd., ItelSys Co.,
     Ltd.,
     This announcement of inclusion of affiliated companies is due to participation of Capital Increase of Cyber Bank.

November 27, 2003

o Guarantee payment of 2,000 million won for Mirae Online Co., Ltd. in order to open a letter of credit to secure a contract implementation.

December 1, 2003

o    A lawsuit against Nexscien Co., Ltd.
o    Purpose of Lawsuit
     1) Defendant is prohibited all economic actions including manufacture, sell, use, assign, lease on the lawsuit related module test handler products and any advertisement or display for assignment and lese on these products.
     2) Defendant is obliged to pay the full-litigated amount of 2,184,881,494 won and interest rate of 2%, starting from the filing date until the completion date of payment.

December 2, 2003

o Disposal of KMT's shareholdings, or 220,000 common shares for 2,200 million won as a part of corporate restructuring process in order to emphasize on core business.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation, the unconsolidated statement of appropriations of retained earnings and the unconsolidated statement of cash flows for FY 2003, have been audited by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation, the unconsolidated statement of appropriations of retained earnings and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation, statement of appropriations of retained earnings and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

                                MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

                           DECEMBER 31, 2003 AND 2002

                           (In millions of Korean won)

ASSETS                                              2002             2002
                                             -----------------   ---------------
                                                 (Audited)         (Audited)
CURRENT ASSETS:
 Cash and cash equivalents                            19,727             11,420
 Short-term financial instruments                     10,124             15,017
 Marketable securities                                20,853             26,974
 Accounts receivable - trade, net                     28,462             23,816
 Short-term loan                                         100                411
 Accounts receivable - other                           3,223              1,300
 Inventories                                           9,585             22,018
 Accrued interest income                                  90                128
 Advance payments and others                           2,747              3,692
 Prepaid income taxes                                    305                485
                                             ---------------     --------------
 Total Current Assets                                 95,216            105,261
                                             ---------------     --------------
NON-CURRENT ASSETS :
 Property, plant and equipment - net                  68,937             70,179
 Intangible assets - net                               3,174              2,924
 Investment securities                                19,751             22,761
 Long-term and restricted bank deposits                  568                560
 Guarantee deposits, net                               2,264              2,609
 Long-term receivables                                 4,624              6,121
 Long-term loans and other                             2,477                310
                                             ----------------    --------------
Total Non-Current Assets                             101,795            105,464
                                             ---------------     --------------
TOTAL ASSETS                                         197,011            210,725
                                             ===============     ==============

(Continued)
                                MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

                           DECEMBER 31, 2003 AND 2002

                           (In millions of Korean won)

LIABILITIES AND SHAREHOLDERS' EQUITY                                 2003               2002
                                                            ------------------  -----------------
                                                                   (Audited)          (Audited)
CURRENT LIABILITIES:
 Accounts payable - trade                                               2,603              6,628
 Short-term borrowings                                                 18,152             31,985
 Accounts payable - other                                               1,815              1,564
 Advance receipts from customers                                          146                256
 Withholdings                                                             231                267
 Accrued expenses and other                                             1,669              1,073
 Accrued dividends                                                          1                  1
 Short-term guarantee deposits received                                   301              1,737
 Allowance for Guarantee payment                                            -                649
 Current long-term liability                                            1,787                  -
 Other current liabilities                                                  -                  5
                                                            -----------------   ----------------
  Total Current Liabilities                                            26,705             44,165
                                                            -----------------   ----------------
LONG-TERM LIABILITIES:
 Long-term borrowings                                                   7,745              9,543
 Long-term guarantee deposits received                                  3,616                354
 Accrued severance indemnities, net                                     2,000              2,785
                                                            -----------------   ----------------
  Total Long-term Liabilities                                          13,361             12,682
                                                            -----------------   ----------------
  Total Liabilities                                                    40,066             56,847
                                                            -----------------   ----------------
SHAREHOLDERS' EQUITY:
 Capital stock
  Common stock - par value(won)W100 per share;                       17,919             12,464
 Capital surplus:
  Additional paid-in capital                                          129,884            183,972
Retained earnings(Accumulated deficit):
  Appropriated                                                          2,116            (73,737)
Capital adjustments:
  Treasury stock                                                       (4,343)            (4,814)
  Unrealized gain on investment securities                             10,770             35,636
  Additional paid-in capital - employee stock options                     713                357
  Loss on disposal of treasury stock                                     (113)                 -
                                                            -----------------   ----------------
  Total Shareholders' Equity                                          156,945            153,878
                                                            -----------------   ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            197,011            210,725
                                                            =================   ================

                                MIRAE CORPORATION

           NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

               (In millions of Korean won, except per share data)

                                                                     2003              2002
                                                              -----------------------------------
                                                                  (Audited)         (Audited)

REVENUES                                                            71,595            43,578
COST OF SALES                                                       57,740           43,287
                                                                ----------------------------
GROSS PROFIT                                                        13,855              291
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                        17,380           28,052
                                                                ----------------------------
OPERATING INCOME (LOSS)                                             (3,525)         (27,761)
                                                                ----------------------------
OTHER INCOMES:
Interest income                                                      1,505            1,558
Gain on disposal and valuation of marketable securities              2,741            2,854
Foreign exchange and translation gains                                 795              633
Reversal of other specific reserve                                       -           10,273
Others                                                              30,822            3,383
                                                                ----------------------------
                                                                    35,863           18,701
                                                                ----------------------------
OTHER EXPENSES:
Interest expense                                                     1,883            3,436
Provision for doubtful other accounts                                1,739            7,242
Loss on disposal and valuation of marketable securities                329            3,243
Loss on disposal of account receivable                                   -                3
Donations                                                               98               21
Foreign exchange and translation losses                                477            2,088
Loss on valuation of inventories                                    12,274           19,561
Investment securities impairment loss                                1,061            3,559
Equity in losses of affiliates                                       8,963           11,403
Loss on disposal of tangible assets                                      -               87
Loss from impairment of deferred research and development cost       1,456           11,337
Income-tax supplementary payment                                       619              131
Property administrative expenses                                       994            1,484
Others                                                                 329              735
                                                                ----------------------------
                                                                    30,222           64,330
                                                                ----------------------------
ORDINARY PROFIT (LOSS)                                               2,116          (73,390)
INCOME TAX EXPENSE (BENEFIT)                                             -                -
NET INCOME(LOSS)                                                     2,116          (73,390)
                                                                ============================
NET INCOME(LOSS) PER SHARE (In Korean won)                              13             (473)
                                                                ============================

                                MIRAE CORPORATION

        NON-CONSOLIDATED STATEMENT OF APPROPRIATIONS OF RETAINED EARNINGS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                           (In millions of Korean won)



                                                                     2003              2002
                                                                 ------------       -----------
                                                                   (Audited)         (Audited)
ACCUMULATED RETAINED EARNINGS (DEFICITS) BEFORE DISPOSITION
 Loss on valuation of affiliates                                          -                 (347)
 Net Income (loss)                                                     2,116             (73,390)
                                                                 -----------        ------------
 End of year                                                           2,116             (73,737)
                                                                 -----------        ------------
APPROPRIATIONS OF RETAINED EARNINGS:
 Loss on disposal of treasury stock                                      113                   -
 Other capital surplus                                                     -                 (35)
 Additional paid-in capital                                                -             (73,702)
                                                                 -----------        ------------
 Sub-total                                                               113             (73,737)
                                                                 -----------        ------------
UNDISPOSITIONED RETAINED EARNINGS (DEFICITS)
 TO BE CARRIED FORWARD TO THE FOLLOWING YEAR                           2,003                   -
                                                                 ===========        ============

                                MIRAE CORPORATION

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                           (In millions of Korean won)



                                                                              2003            2002
                                                                          ------------    ------------
                                                                            (Audited)        (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                              2,116          (73,390)
                                                                          ----------       ----------

Expenses not involving cash payments:
 Provision for severance indemnities                                           1,076            1,312
 Depreciation and amortization                                                 4,537            5,009
 Allowance for bad debts                                                       4,069           18,804
 Loss from depreciation of intangible assets                                     382              614
 Foreign currency translation loss                                                23            1,419
 Loss from valuation of securities                                               252            3,127
 Loss from disposal of securities                                                 76              117
 Loss from valuation & disposal of inventories                                12,275           19,560
 Loss from disposal and valuation of investment securities                     1,102            3,590
 Equity in losses of affiliate                                                 8,963           11,403
 Loss from disposal of tangible assets                                             -               87
 Loss from impairment of deferred research and
  development cost                                                             1,456           11,337
 Compensation cost related to stock options                                      356              159
                                                                          ----------       ----------
 Sub-total                                                                    34,567           76,538
Income not involving cash receipts:
 Foreign currency translation gain                                              (144)            (540)
 Recapture of present value discount account                                    (503)            (182)
 Gain on disposal and valuation of marketable securities                      (2,741)          (2,855)
 Gain on disposal of investment securities                                   (28,378)               -
 Recapture of loss from impairment of marketable securities                        -              (11)
 Equity in gains of affiliate                                                   (101)               -
 Gain on disposal of intangible assets                                          (165)          (1,822)
 Recapture of guarantee allowance                                                  -          (10,273)
                                                                          ----------       ----------
 Sub-total                                                                   (32,032)         (15,683)

(Continued)

                                MIRAE CORPORATION

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                           (In millions of Korean won)


                                                                             2003              2002
                                                                       ---------------   --------------
                                                                          (Audited)        (Audited)
     Changes in assets and liabilities related to
        operating activities:
         Accounts receivable - trade                                          (6,860)          (6,778)
         Accounts receivable - other                                          (2,040)             (55)
         Accrued income                                                           38            (115)
         Advance payments                                                      6,150              291
         Prepaid expenses                                                        215              167
         Prepaid income tax                                                      180              319
         Inventories                                                             159           10,707
         Accounts payable - trade                                             (4,026)            4,551
         Accounts payable - other                                                172          (11,007)
         Advance receipts from customers                                        (110)              (7)
         Withholdings                                                            (37)            (458)
         Accrued expenses                                                        596             (103)
         Other current liabilities                                                (5)              (1)
         Severance indemnity payments                                         (1,783)          (1,116)
                                                                       --------------    ------------
         Sub-total                                                            (7,351)          (3,605)
                                                                       --------------    ------------
                                                                              (2,700)         (16,140)
                                                                       --------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Cash in flows from investing activities:
         Decrease in short-term financial instruments                          4,893            5,724
         Decrease in short-term loans                                            421                -
         Decrease in investment securities                                     8,536                -
         Proceeds from disposal of investment securities                       6,415           12,884
         Decrease in long-term loans                                             150           10,337
         Decrease in long-term account receivables                             2,000                4
         Decrease in guarantee deposits                                        1,368            1,291
         Proceeds from disposal of property, plant and
          equipment                                                              726           58,456
         Proceeds from disposal of industrial rights                               -               24
         Guarantee deposits received                                           2,155            1,604
                                                                       -------------      -----------
                                                                              26,664           90,324


(Continued)

                                MIRAE CORPORATION

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                           (In millions of Korean won)

                                                                            2003             2002
                                                                        ------------     ------------
                                                                          (Audited)       (Audited)
     Cash out flows from investing activities:
         Increase in investment securities                                         3           10,034
         Increase in short-term loans                                            110              170
         Increase in long-term financial instruments                               8              538
         Acquisition of investment securities                                 10,570           32,179
         Increase in long-term loans                                           8,966            3,200
         Increase in long-term account receivables                                 -            5,933
         Increase in guarantee deposits                                        1,352              613
         Acquisition of property, plant and equipment                          2,627              558
         Acquisition of other tangible assets                                  1,228            2,197
         Acquisition of industrial rights                                        437              396
         Increase in research and development costs                            1,650            2,744
         Decrease in guarantee deposits                                          330           16,752
                                                                        ------------     ------------
                                                                              27,281           75,314
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of common shares                                                25,426                -
     Increase in long-term borrowings                                              -           10,000
     Decrease in treasury stock                                                  373            1,273
     Decrease in short-term borrowings                                       (13,837)         (14,195)
     Cost of stock issuing                                                      (322)               -
     Increase in treasury stock                                                  (16)          (1,499)
                                                                        ------------     ------------
                                                                              11,624           (4,421)
                                                                        ------------     ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           8,307           (5,551)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                          11,420           16,971
                                                                        ------------     ------------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                                19,727           11,420
                                                                        ============     ============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 19, 2004




By   MiRi Chung
  -----------------------
Mi-Ri Chung
Mirae Corporation

Public Disclosure Representative
Of Investor Relations Team